                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                      For the year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ____________________ to ____________________

Commission file number: 0-14399


                           (Name and Address of Plan)

                     Golden Comprehensive Security Program
                  888 Seventh Avenue, New York, New York 10106
       Registrant's telephone number including area code: (212) 547-6700


                          (Name and Address of Issuer)

                    Golden Books Family Entertainment, Inc.
                  888 Seventh Avenue, New York, New York 10106


This document consists of 23 pages. The Exhibit Index begins on page 21.

                     Golden Comprehensive Security Program

                 Financial Statements and Supplemental Schedule

                     Years ended December 31, 1997 and 1996


                                    CONTENTS

Report of Independent Auditors...............................................1

Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................4
Notes to Financial Statements................................................6

Supplemental Schedule

Line 27(f)  Schedule of Nonexempt Transactions..............................15

All funds of the Plan are held in a Master Trust.

As a result, other supplemental schedules are omitted because they are inapplicable under the Department of Labors Rules and Regulations.

                         Report of Independent Auditors


The Plan Administrator
Golden Comprehensive Security Program

We have audited the accompanying statements of net assets available for benefits of the Golden Comprehensive Security Program (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions for the year ended December 31, 1997, is presented for purposes of complying with the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

April 21, 1998

                     Golden Comprehensive Security Program

                Statements of Net Assets Available for Benefits

                               December 31, 1997

                                                                            Putnam        Putnam
                                             Parent        Guaranteed       Growth        Global          Putnam
                                             Company         Income       and Income      Growth         Investors
                                           Stock Fund      Contracts         Fund          Fund            Fund
                                         ---------------------------------------------------------------------------
ASSETS
Investment funds                          $       --     $  6,565,105   $ 10,780,593   $  4,062,595   $  7,839,005
Guaranteed income contracts                       --       10,030,043           --             --             --
Parent Company stock                         1,875,556           --             --             --             --
Loans receivable from participants                --             --             --             --             --
                                         ---------------------------------------------------------------------------
                                             1,875,556     16,595,148     10,780,593      4,062,595      7,839,005
Receivables:
Employer contribution receivable               581,344          4,079         10,599          5,030          8,729
Participant contribution receivable              2,418         13,162         29,928         14,604         29,939
Interfund transfer receivable (payable)            704          3,959          4,791          2,390          3,684
                                         ---------------------------------------------------------------------------
Total assets                                 2,460,022     16,616,348     10,825,911      4,084,619      7,881,357

LIABILITIES
Payable to third parties                          --          105,285           --             --             --
                                         ---------------------------------------------------------------------------
Net assets available for benefits         $  2,460,022   $ 16,511,063   $ 10,825,911   $  4,084,619   $  7,881,357
                                         ===========================================================================

                                              Putnam         George
                                                New          Putnam
                                           Opportunities      Fund           Loan
                                               Fund         of Boston        Fund            Total
                                         -------------------------------------------------------------
ASSETS
Investment funds                           $ 13,155,030   $  4,638,539   $       --      $ 47,040,867
Guaranteed income contracts                        --             --             --        10,030,043
Parent Company stock                               --             --             --         1,875,556
Loans receivable from participants                 --             --        1,099,810       1,099,810
                                         -------------------------------------------------------------
                                             13,155,030      4,638,539      1,099,810      60,046,276
Receivables:
Employer contribution receivable                 14,129          3,221           --           627,131
Participant contribution receivable              44,142          9,837           --           144,030
Interfund transfer receivable (payable)           9,830          1,482        (26,840)           --
                                         -------------------------------------------------------------
Total assets                                 13,223,131      4,653,079      1,072,970      60,817,437

LIABILITIES
Payable to third parties                           --             --             --           105,285
                                         -------------------------------------------------------------
Net assets available for benefits          $ 13,223,131   $  4,653,079   $  1,072,970    $ 60,712,152
                                         =============================================================

See accompanying notes.

                     Golden Comprehensive Security Program

                               December 31, 1996

                                                                      Putnam       Putnam
                                         Parent      Guaranteed       Growth       Global       Putnam
                                        Company        Income       and Income     Growth      Investors
                                      Stock Fund      Contracts        Fund         Fund         Fund
                                     ----------------------------------------------------------------------
ASSETS
Investment funds                      $      --     $      --     $ 8,698,817   $ 3,753,474   $ 5,508,337
Guaranteed income contracts                  --      18,200,293          --            --            --
Parent Company stock                    1,084,444          --            --            --            --
Loans receivable from participants           --            --            --            --            --
                                     ----------------------------------------------------------------------
                                        1,084,444    18,200,293     8,698,817     3,753,474     5,508,337
Receivables:
Employer contribution receivable          835,400         7,000        11,181         7,147         9,120
Participant contribution receivable         5,839        17,453        27,496        18,295        22,631
                                     ----------------------------------------------------------------------
Total assets                            1,925,683    18,224,746     8,737,494     3,778,916     5,540,088

LIABILITIES
Payable to third parties                     --          82,917          --            --            --
                                     ----------------------------------------------------------------------
Net assets available for benefits     $ 1,925,683   $18,141,829   $ 8,737,494   $ 3,778,916   $ 5,540,088
                                     ======================================================================

                                          Putnam         George
                                           New           Putnam
                                       Opportunities      Fund         Loan
                                           Fund        of Boston       Fund         Total
                                     --------------------------------------------------------
ASSETS
Investment funds                       $11,953,378   $ 4,362,935   $      --     $34,276,941
Guaranteed income contracts                   --            --            --      18,200,293
Parent Company stock                          --            --            --       1,084,444
Loans receivable from participants            --            --       1,381,186     1,381,186
                                     --------------------------------------------------------
                                        11,953,378     4,362,935     1,381,186    54,942,864
Receivables:
Employer contribution receivable            25,993         4,210          --         900,051
Participant contribution receivable         66,065        10,890          --         168,669
                                     --------------------------------------------------------
Total assets                            12,045,436     4,378,035     1,381,186    56,011,584

LIABILITIES
Payable to third parties                      --            --            --          82,917
                                     --------------------------------------------------------
Net assets available for benefits      $12,045,436   $ 4,378,035   $ 1,381,186   $55,928,667
                                     ========================================================

See accompanying notes.

                     Golden Comprehensive Security Program

           Statements of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1997

                                                                                       Putnam          Putnam
                                       Parent        Guaranteed        Growth          Global          Putnam
                                       Company         Income        and Income        Growth        Investors
                                     Stock Fund      Contracts          Fund            Fund            Fund
                                   -------------------------------------------------------------------------------
Additions:
Interest and dividends              $       --      $  1,063,136    $  1,433,307    $    734,332    $    710,030
Appreciation (depreciation) in
  fair value of investments             (123,406)           --           811,058        (241,089)      1,259,962
                                   -------------------------------------------------------------------------------
Total investment (loss) income          (123,406)      1,063,136       2,244,365         493,243       1,969,992

Contributions:
Employer                                 583,737          50,248         134,098          85,622         104,564
Participants                              69,308         267,068         418,193         245,172         321,854
                                   -------------------------------------------------------------------------------
                                         653,045         317,316         552,291         330,794         426,418
                                   -------------------------------------------------------------------------------
Total additions                          529,639       1,380,452       2,796,656         824,037       2,396,410

Deductions:
Benefit payments                         111,717       2,392,175       1,725,221         556,579         982,566
Administrative expenses                       15          23,823             890             365             587
                                   -------------------------------------------------------------------------------
Total deductions                         111,732       2,415,998       1,726,111         556,944         983,153

Transfer of assets between funds         116,517        (730,174)      1,001,278          43,409         940,607
Transfer of assets (to)
  from other plans                           (85)        134,954          16,594          (4,799)        (12,595)
                                   -------------------------------------------------------------------------------
Net increase (decrease)                  534,339      (1,630,766)      2,088,417         305,703       2,341,269
Net assets available for benefits
  at beginning of year                 1,925,683      18,141,829       8,737,494       3,778,916       5,540,088
                                   -------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                    $  2,460,022    $ 16,511,063    $ 10,825,911    $  4,084,619    $  7,881,357
                                   ===============================================================================

                                          Putnam           George
                                            New            Putnam
                                       Opportunities        Fund           Loan
                                           Fund          of Boston         Fund           Total
                                   ----------------------------------------------------------------
Additions:
Interest and dividends                 $    286,238    $    452,898   $     86,133    $  4,766,074
Appreciation (depreciation) in
  fair value of investments               2,217,494         425,162           --         4,349,181
                                   ----------------------------------------------------------------
Total investment (loss) income            2,503,732         878,060         86,133       9,115,255

Contributions:
Employer                                    254,634          54,849           --         1,267,752
Participants                                741,574         163,316           --         2,226,485
                                   ----------------------------------------------------------------
                                            996,208         218,165           --         3,494,237
                                   ----------------------------------------------------------------
Total additions                           3,499,940       1,096,225         86,133      12,609,492

Deductions:
Benefit payments                          1,130,185         867,989        185,658       7,952,090
Administrative expenses                       1,203             329           --            27,212
                                   ----------------------------------------------------------------
Total deductions                          1,131,388         868,318        185,658       7,979,302

Transfer of assets between funds         (1,201,232)         37,321       (207,726)           --
Transfer of assets (to)
  from other plans                           10,375           9,816           (965)        153,295
                                   ----------------------------------------------------------------
Net increase (decrease)                   1,177,695         275,044       (308,216)      4,783,485
Net assets available for benefits
  at beginning of year                   12,045,436       4,378,035      1,381,186      55,928,667
                                   ----------------------------------------------------------------
Net assets available for benefits
  at end of year                       $ 13,223,131    $  4,653,079   $  1,072,970    $ 60,712,152
                                   ================================================================

See accompanying notes.

                     Golden Comprehensive Security Program

                          Year ended December 31, 1996

                                                                                                      Putnam         Putnam
                                                                       Parent       Guaranteed        Growth         Global
                                   Conservative    Aggressive         Company         Income        and Income       Growth
                                   Equity Fund     Equity Fund      Stock Fund       Contracts         Fund           Fund
                                  -----------------------------------------------------------------------------------------------
Additions:
Interest and dividends             $       --      $       --      $       --      $  1,788,981    $    694,189    $    265,571
Appreciation (depreciation)             139,893         182,691         247,024            --           213,705         (30,268)
                                  -----------------------------------------------------------------------------------------------
Total investment (loss) income          139,893         182,691         247,024       1,788,981         907,894         235,303

Contributions:
Employer                                 58,942          57,023         868,667         163,665         127,093          75,027
Participants                            167,907         168,354         138,058         612,544         344,113         217,450
                                  -----------------------------------------------------------------------------------------------
                                        226,849         225,377       1,006,725         776,209         471,206         292,477
                                  -----------------------------------------------------------------------------------------------
Total additions                         366,742         408,068       1,253,749       2,565,190       1,379,100         527,780

Deductions:
Benefit payments                        551,444         630,778         110,645       9,432,770         811,379         198,450
Administrative expenses                    --              --                11          83,712             340             150
                                  -----------------------------------------------------------------------------------------------
Total deductions                        551,444         630,778         110,656       9,516,482         811,719         198,600

Transfer of assets between funds     (6,341,355)     (5,633,279)         52,214     (21,348,494)      8,175,763       3,449,736
Transfer of assets (to) from
  other plans                           (11,418)       (429,655)         (5,650)           --           (29,670)        (29,670)
                                  -----------------------------------------------------------------------------------------------
Net increase (decrease)              (6,526,057)     (5,855,989)      1,183,889     (28,729,441)      8,737,494       3,778,916
Net assets available for
  benefits at beginning of year       6,526,057       5,855,989         741,794      46,871,270            --              --
                                  -----------------------------------------------------------------------------------------------
Net assets available for
  benefits at end of year          $       --      $       --      $  1,925,683    $ 18,141,829    $  8,737,494    $  3,778,916
                                  ===============================================================================================

                                                      Putnam          George
                                      Putnam            New           Putnam
                                     Investors     Opportunities       Fund             Loan
                                       Fund             Fund         of Boston          Fund          Total
                                  -------------------------------------------------------------------------------
Additions:
Interest and dividends              $    647,464    $     94,231    $    348,590    $     86,821    $  3,925,847
Appreciation (depreciation)              (99,218)       (888,202)         89,123            --          (145,252)
                                  -------------------------------------------------------------------------------
Total investment (loss) income           548,246        (793,971)        437,713          86,821       3,780,595

Contributions:
Employer                                  96,184         274,558          43,127            --         1,764,286
Participants                             264,357         794,759         124,072            --         2,831,614
                                  -------------------------------------------------------------------------------
                                         360,541       1,069,317         167,199            --         4,595,900
                                  -------------------------------------------------------------------------------
Total additions                          908,787         275,346         604,912          86,821       8,376,495

Deductions:
Benefit payments                         602,287         844,153         361,226         200,016      13,743,148
Administrative expenses                      216             566             133            --            85,128
                                  -------------------------------------------------------------------------------
Total deductions                         602,503         844,719         361,359         200,016      13,828,276

Transfer of assets between funds       5,263,474      12,644,479       4,140,132        (402,670)           --
Transfer of assets (to) from
  other plans                             (5,650)        (29,104)       (540,817)           --              --
                                  -------------------------------------------------------------------------------
Net increase (decrease)                5,540,088      12,045,436       4,378,035        (544,969)     (5,992,598)
Net assets available for
  benefits at beginning of year             --              --              --         1,926,155      61,921,265
                                  -------------------------------------------------------------------------------
Net assets available for
  benefits at end of year           $  5,540,088    $ 12,045,436    $  4,378,035    $  1,381,186    $ 55,928,667
                                  ===============================================================================

See accompanying notes.

                     Golden Comprehensive Security Program

                         Notes to Financial Statements

                               December 31, 1997


1. DESCRIPTION OF THE PLAN

The following description of the Golden Comprehensive Security Program (the
Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plans provisions. The Plan is a contributory defined contribution plan covering all eligible employees of Golden Books Publishing Company, Inc. (the Company). The Company is a subsidiary of Golden Books Family Entertainment, Inc. (Parent Company). Employees of any United States subsidiary of the Parent Company which adopts the Plan, with the consent of the Company, who meet certain eligibility requirements are also eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Each employee becomes a participant of the Plan on specified monthly entry dates after meeting the following requirements:

a. Is a salaried employee or a member of a group or class of employees to whom the Plan has been extended by the Board of Directors of the Company; and

b. Is not a member of a collective bargaining unit of employees represented by a collective bargaining representative, except to the extent that an agreement between the participating company (employer) and such representative extends the Plan to such unit of employees; and

c.  Has completed one year of continuous employment (as defined in the Plan).

Participants may elect to make contributions to the Plan in amounts based on a percentage of compensation, as defined in the Plan. A participating employees total contribution is limited to not less than 1% and not more than 16% of compensation. Income deferral contributions were limited to no more than $9,500 in 1997 and 1996, in accordance with the Internal Revenue Code (IRC).

Each participating employer annually contributes to the Plan an amount equal to 3% of the aggregate compensation of participants entitled to share in the contribution for that year. Effective January 1, 1998, these contributions are discretionary based on the Companys performance. In addition, each employer will contribute for a participant an amount equal to 60% of the first 6% of income deferral contributions made by, or on

                     Golden Comprehensive Security Program

1. DESCRIPTION OF THE PLAN (CONTINUED)

behalf of the participant. Employer contributions are reduced by any forfeitures to be credited for the applicable period. Forfeitures for 1997 and 1996 totaled $98,632 and $122,627, respectively. Amounts credited to a participants account are designated as Plan Credits.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and all or part of their account balances among any of the Plans investment alternatives.

Interest, dividends and net realized and unrealized gains and losses on Plan investments are allocated to participants accounts monthly based on their proportionate share of the applicable funds assets.

The employers 3% contribution for each plan year is allocated to the participants accounts pro rata based on the eligible compensation paid to the participant by the employer in that year.

If a participants employment terminates for any reason other than retirement, disability or death, the participant is entitled to receive Plan Credits resulting from employer contributions which are then vested according to the following schedule:

                                                      Vested Percentage
                                                         of Employer
     Years of Continuous Employment                  Contribution Account
     ------------------------------                  --------------------
Less than 1                                                    0%
1 but less than 2                                              25
2 but less than 3                                              50
3 but less than 4                                              75
4 or more                                                     100

Balances in a participants income deferral contribution account, participant contribution account and prior plan account are fully vested at all times.

In the event of a participants retirement, disability or death, Plan Credits not previously vested become fully vested and are not subject to forfeiture, and all Plan Credits become immediately distributable in the manner described below.

                     Golden Comprehensive Security Program

1. DESCRIPTION OF THE PLAN (CONTINUED)

When a participants employment terminates for any reason, all vested Plan Credits of the participant may be distributed to the participant or, in the event of death, to the beneficiary by one or both of the following methods:

a.  By a lump-sum distribution of any or all Plan Credits.

b. By applying the cash equivalent of any or all such Plan Credits towards the purchase of an annuity contract, subject to certain requirements as defined in the Plan.

A participant may elect to defer distribution of vested Plan Credits until age 70 1/2.

No more often than once per quarter, a participant may elect to withdraw all or any portion of the net credit balance in the participants contribution account, prior plan account or rollover account. Participants may borrow, up to certain limits, against their account balance. The loan must be repaid over a period not to exceed 60 months unless the proceeds were used for the purchase of a primary residence in which case it must be repaid within 240 months. Generally, loan repayments are made by payroll deduction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENTS

The Plan participates in investment accounts under the Golden Books Publishing Company, Inc. Master Retirement Trust (the Master Trust). Investment income, realized gains and losses on investment transactions, expenses and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each fund under the Plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

                     Golden Comprehensive Security Program

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS

Investments in the Master Trust pooled investment accounts and parent company stock are valued at fair value based on quoted redemption values on the last business day of the Plan year. Investments in guaranteed income contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest, less benefit payments. The contracts are fully benefit responsive, as that terminology is defined in AICPA Statement of Position (SOP) No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. As such, these contracts will continue to be carried at contract value. Participant loans are valued at the remaining unpaid principal amount of the loans, which approximates fair value.

EXPENSES

Investment management fees are paid by the Plan and other administrative expenses of the Plan are paid by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     Golden Comprehensive Security Program

3. INVESTMENTS IN MASTER TRUST

Assets held by the Master Trust, including a separate identification of those investments that represent 5% or more of the Master Trusts fair value of its total investments, at December 31, are as follows:

                                               1997          1996
                                          ---------------------------
Investments in pooled investment funds,
  at fair value determined by quoted
  market price:

    Putnam Funds:
      Stable Value Fund                    $12,485,083   $      --
      George Putnam Fund                     6,932,703     6,577,962
      Growth and Income Fund                15,705,988    13,275,325
      Investors Fund                        10,171,689     7,510,088
      Global Growth Fund                     5,453,676     5,362,965
      New Opportunities Fund                17,745,419    16,792,971
                                          ---------------------------
                                            68,494,558    49,519,311
   Less amounts allocated to other plans    21,453,691    15,242,370
                                          ---------------------------
                                           $47,040,867   $34,276,941
                                          ===========================

                                               1997          1996
                                          ---------------------------
Investments in guaranteed income
  contracts, at contract value:
 New York Life Insurance Company
   Contract #GA-06701-3-1, 6.40%           $ 7,246,737   $ 4,739,091
 Continental Assurance Company
   Contract #GP-13137-006, 6.05%             5,160,467     5,407,145
 Hartford Life Insurance Company
   Contract #GA3-10145-AA, 5.94%                  --       6,416,004
 Other investments                           4,413,683    17,904,312
                                          ---------------------------
Less amounts allocated to other plans        6,790,844    16,266,259
                                          ---------------------------
                                           $10,030,043   $18,200,293
                                          ===========================

                     Golden Comprehensive Security Program

3. INVESTMENTS IN MASTER TRUST (CONTINUED)

                                                             1997         1996
                                                         -------------------------
Investments in the Parent Companys stock,
  at fair value determined by quoted
  market price                                            $2,610,096   $1,731,958
Less amounts allocated to other plans                        734,540      647,514
                                                         -------------------------
                                                          $1,875,556   $1,084,444
                                                         =========================

Loans receivable from participants,
  at estimated fair value                                 $2,459,510   $3,027,117
Less amounts allocated to other plans                      1,359,700    1,645,931
                                                         -------------------------
                                                          $1,099,810   $1,381,186
                                                         =========================

Interest and dividend income earned by the Master Trust during 1997 and 1996 was as follows:

                                                             1997         1996
                                                         -------------------------
Interest and dividend income earned by the Master Trust   $7,233,183   $6,320,426
Less amount allocated to other plans                       2,467,109    2,394,579
                                                         -------------------------
                                                          $4,766,074   $3,925,847
                                                         =========================

                     Golden Comprehensive Security Program

4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF MASTER TRUST INVESTMENTS

During 1997 and 1996, the Master Trusts investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value and were allocated to the Plan as follows:

                                                     Net Realized
                                                    and Unrealized
                                                     Appreciation
                                                    (Depreciation)
                                                    in Fair Value   Fair Value at
                                                   During the Year   End of Year
                                                   ------------------------------
YEAR ENDED DECEMBER 31, 1997
Investments at fair value as determined
  by quoted market prices:
  Putnam Funds:
    George Putnam Fund                              $    598,549    $  6,932,703
    Growth and Income Fund                             1,099,717      15,705,988
    Investors Fund                                     1,610,638      10,171,689
    Global Growth Fund                                  (333,851)      5,453,676
    New Opportunities Fund                             2,944,155      17,745,419
    Stable Value Fund                                 12,485,083

Investments in the Parent Companys stock,
  at fair value determined by quoted market price       (146,315)      2,610,096
                                                   ------------------------------
                                                       5,772,893      71,104,654
Less amounts allocated to other plans                  1,423,712      22,188,231
                                                   ------------------------------
                                                    $  4,349,181    $ 48,916,423
                                                   ==============================

                     Golden Comprehensive Security Program

4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF MASTER TRUST INVESTMENTS (CONTINUED)

                                             Net Realized
                                            and Unrealized
                                             Appreciation
                                            (Depreciation)
                                             in Fair Value   Fair Value at
                                            During the Year   End of Year
                                            ------------------------------
YEAR ENDED DECEMBER 31, 1996
Investments at fair value as determined by
  quoted market prices:
    Conservative Equity Fund (Evergreen
      Total Return Fund)                     $    185,083    $       --
    Aggressive Equity Fund (Evergreen Fund)       244,399            --

Putnam Funds:
George Putnam Fund                                131,763       6,577,962
Growth and Income Fund                            325,334      13,275,325
Investors Fund                                   (131,110)      7,510,088
Global Growth Fund                                (39,872)      5,362,965
New Opportunities Fund                         (1,213,686)     16,792,971

Investments in the Parent Companys stock,
  at fair value determined by quoted
  market price
                                                  435,108       1,731,958
                                            ------------------------------
                                                  (62,981)     51,251,269
Less amounts allocated to other plans              82,271      15,889,884
                                            ------------------------------
                                             $   (145,252)   $ 35,361,385
                                            ==============================

5. INCOME TAX STATUS

The Internal Revenue Service ruled November 24, 1995 that the Plan qualifies under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plans qualified status.

                     Golden Comprehensive Security Program

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                     Golden Comprehensive Security Program

                   Employer Idenification Number 39-0975399
                                Plan Number 008

               Line 27(f) -- Schedule of Nonexempt Transactions

                         Year ended December 31, 1997


                                                                      DESCRIPTION OF TRANSACTIONS,
                                         RELATIONSHIP TO PLAN,          INCLUDING MATURITY DATE,
                                       EMPLOYER, OR OTHER PARTY-     RATE OF INTEREST, COLLATERAL,
     IDENTITY OF PARTY INVOLVED               IN-INTEREST               PAR, OR MATURITY VALUE
----------------------------------------------------------------------------------------------------
Golden Books Publishing Company, Inc.    Employer/Plan Sponsor        Participant contributions of
                                                                      $144,030 for the December 1997
                                                                      payroll were deposited
                                                                      January 26, 1998

                             Supplemental Schedule

                                   SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


June 23, 1998                          Golden Comprehensive Security Program


                                       By: /s/ Philip Galanes
                                          ----------------------------------
                                           Philip Galanes
                                           Member of Benefits Plan
                                           Administration Committee

EXHIBIT INDEX



Exhibit
Number             Document Description
------             --------------------

23.1               Consent of Ernst & Young LLP